Filed by Unilever International Holdings N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: March 15, 2018

IMPORTANT INFORMATION

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New N.V.”), New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.

New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com.

This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.  Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, ‘anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

On March 15, 2018, Unilever N.V. and Unilever PLC sent the following letter to employees and posted it on the internal internet site:

BUILDING THE UNILEVER OF THE FUTURE

15 March 2018

Through the years, we have taken significant steps to make Unilever a faster and more agile business - closer to our markets and with an even stronger stable of fast-growing, well-positioned brands.

These changes are delivering results for Unilever: we enjoy leading positions in almost every category and every market in which we operate and our business is growing ahead of the markets.

We need to ensure that this will remain the case.

In today’s fast-changing world, we cannot afford to fall behind. Today we are announcing the next logical step in the ongoing evolution of the company; two important developments that will make Unilever an even simpler, more agile and more focused business.

Firstly, we are evolving our structure to three Divisions: Beauty & Personal Care, Home Care and Foods & Refreshment.

Since they were established in 2011, our Category framework has served our organisation well, leveraging our global scale to bring world-leading brands and innovation to the market.

In 2016, we built on this by setting up our Country Category Business Teams (CCBTs), bringing us even closer to consumers, making us more agile in responding to local trends and enabling us to roll out global innovations faster.

The move to Divisions is the next step in our evolution, and will further increase our agility and competitiveness in our markets.

The Divisions will be empowered to drive higher performance at both global and local level, enabled by our country and functional organisations, including the CCBTs. What’s different now is that each Division will be responsible for setting growth and margin targets, and will be better equipped to make in-year trade-offs and allocate resources more dynamically across geographies.

Each Division will also make its own investment decisions based on its strategic objectives, and will be responsible for capital allocation, both in the supply chain and in developing the portfolio through M&A.

To ensure there is some flexibility in the market, the Division’s growth and margin targets will be deliverable within a range, allowing an agile and empowered governance model for in-year delivery by the Clusters, which will continue to make resource allocation decisions within their respective geography. This reinforces the critical role of our local leadership, as set out in the Connected 4 Growth principles.

We expect these changes to result in more empowered markets, and more enabled Divisions, which together will make us even more agile and responsive.

Beauty & Personal Care and Home Care will be headquartered in London. As previously announced, our Foods & Refreshment businesses will be combining into one Division and headquartered in the Netherlands.

The second development we’re announcing today is our related proposal to simplify our corporate structure.

Throughout our history, Unilever has operated as two separately listed companies: a larger Dutch company and a smaller UK company. These companies have been governed by complex legal agreements to maintain parity between economic rights of the respective shareholders.

Following a thorough review, the Board has concluded that a single holding company will create a simpler organisation. It will also improve our corporate governance and give us more flexibility to carry out portfolio changes like large acquisitions or de-mergers. I want to stress that there are currently no plans for this, but we believe that it is in the best interest of the company to have a corporate structure that offers strategic flexibility to do so.

After careful consideration, the Board has decided to incorporate the new company in the Netherlands, where a higher proportion of the company’s shares reside and where shares trade with greater liquidity.  As a result, a very small number of corporate roles will move to the Netherlands over time. The rest of our approximately 7,300 employees in the UK and 3,100 in the Netherlands will be unaffected by these changes.

The simplification of the corporate structure will not impact the economic interests of any shareholder, and the new Unilever shares will continue to be listed on the London, New York and Amsterdam stock exchanges. If you currently hold Unilever shares, you will receive an information pack in due course.

I also encourage you to watch a video that our Chairman, Marijn Dekkers, has recorded to explain the Board’s decision. It will be available on Unilever.com this morning.

An even stronger Unilever

The pace of change and disruption in our markets is faster and greater than ever before.  More than ever we need to be able to move with the kind of speed, agility and decisiveness that is vital if we are to capture the many opportunities that still exist.  The developments announced today are a further important step in that direction, ensuring that Unilever remains competitive, today and tomorrow.

More than ever, I strongly believe that we are well positioned to win.

The strength of our brands with purpose, the resilience and passion of our people, the relevance of the Unilever Sustainable Living Plan, and our unique global footprint will enable us to continue to build a thriving long-term, sustainable growth company.

Warm regards

Paul Polman, CEO

Due to certain legal requirements, your attention is drawn to the important disclaimer accessible at the following page: https://unilever.sharepoint.com/sites/Newscentre/Global/Pages/2010-2019/Disclaimer-Building-the-Unilever-of-the-future-150318.aspx